Exhibit 4iv

SETTLEMENT AGREEMENT

Whereas, Cord Blood America, Inc. (the "Company") entered into certain Convertible Promissory Notes Document B-12172009b, Document B-03012010a-b, and Document B011192010a-c (the "Notes") issued by Cord Blood America, Inc. as obligor, with JMJ Financial (JMJ) and its Principal or its Assignees as Lender (the "Holder" or "Investor"), with provisions whereby Holder can convert the principle amount into the Company's Common Stock (the "Conversion Shares"); and

Whereas, with respect to the Holder's most recent conversion of debt into the Shares, because of a "chill" placed on deposits and DWACs by Depository Trust & Clearing Corporation ("DTC"), such Shares have not been allowed to be placed into the Automated System for Deposits and Withdrawals of securities and have not been allowed to be transferred to Holder by DWAC, thereby precluding or making difficult and time consuming their sale into the public market; and

Whereas, it is possible that additional issuances of the Shares in the near term by the Company to Holder, upon Holder future conversions of the Notes, will have a similar impediment, until this "chill" is lifted; and

Whereas, the Notes provide that all Conversion Shares issued upon Note conversions must be transferred by DWAC at the Holder's request, and as a result the Company is currently in breach under the terms of the Notes; and

Whereas, the parties wish to set the liability of the Company for its failure, as stated above, so that both parties have certainty as to the liability which the Company has incurred by this breach, for both previous Conversion Shares issued, and for future Conversion Shares issued by the Company upon partial Note conversions;

Now, therefore, the parties hereto agree as follows:

1. The parties hereto agree that in satisfaction of any and all losses, commissions, fees, and/or financial hardship accruing to Holder due to the Company's inability to deliver conversion shares to Holder as agreed, and as liquidated damages therefore, and in exchange for Holder's agreement to fund at least $1,000,000 additional to the Company, that the Company shall compensate Holder as follows:

2. Penalty/Liquidated Damages For DWAC Default. A penalty/liquidated damages of 35%, or $665,000, (calculated on the current estimated balance of $1,900,000 that needs to be liquidated inclusive of the $1,000,000 additional as set forth in paragraph 1) is added to the balance of the Note in order to compensate Holder for the Company's default. This penalty/ liquidated damages is added to the principal balance of the Note and the parties hereby intend and agree that the penalty/liquidated damages amount will tack back to the original date of the Note for purposes of Rule 144, but only provided Holder supplies an opinion from Securities Law Counsel that such tacking is permitted under Rule 144.

3. Buy-in Costs. Cord Blood America, Inc. agrees to pay buy-in costs of $6,385.50 resulting from Holder's buy-in costs due to the Company's inability to deliver shares to Holder electronically by
DWAC from the December 13, 2010 conversion, and such costs will be added to the principal balance of the Note as liquidated damages. The parties hereby intend and agree such that such added amount will tack back to the original date of the Note, but only provided Holder supplies an opinion form securities Law Counsel that such tacking is permitted under Rule 144.

4. Rescission Notice. After making a conversion, JMJ Financial may rescind that conversion (in part or whole) at any time and exchange the shares back for debt in the Note at the original conversion dollar amount (regardless whether the shares have decreased in value since the time of conversion) with the original tacking date. JMJ Financial may then convert back to shares at any time, with the original tacking date. The references to tacking back to original tacking date within this provision shall apply only provided that Holder supplies an opinion from securities law counsel that such tacking is permitted under Rule 144.

5. Conversion Price on Cash Currently Invested. Investor will use the lesser of (a) the price and look back at the time of the default or (b) the price and look back at the time of the conversion. The Conversion Price formula is now 75% of the lowest trade price in the 20 days previous to the conversion. This would be for all future conversions only on cash currently paid in (inclusive of the $1,000,000 additional as set forth in paragraph 1). Holder will supply an opinion from securities Law Counsel regarding this matter.

6. Cancellation and Prepayment Provisions. All cancellation and prepayment provisions granted to the Company on any and all the Notes are set forth below:

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Prepayment. For the Notes, or any future Note for which any partial or full payment has been made (whether in the form of payment by Secured & Collateralized Promissory Note, cash, or other agreed upon form of payment), the Company may prepay that Note at 135% of the principal balance.

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Cancellation. For the Notes, or any future Note that JMJ has not executed and no payment of any type has been made, the Company may cancel that Note for a fee of 15% of the stated principal amount on the face of the Note.

7. Capital Structure. The Company agrees there will be no reverse split or change in capital structure until Holder's Note balance is $0 (must be $0 including any penalties or liquidated damages that are added to the Note balance) and all Conversion Shares are sold. It is estimated that Holder will need to liquidate $1,900,000 or more prior to any change in capital structure. In the event that the Company is forced to complete a reverse split or change in capital structure prior to Holder's balance reaching $0 or all of Holder's shares being sold, the Company will pay Holder 135% of the remaining principal balance (or share value in the case of shares being held) in cash prior to effecting a reverse split or change in capital structure, and all remaining shares held by Holder will be concurrently returned to the Company.

8. Additional Cash Payments. There will be no additional cash payments to the Company from the Investor until the Note balance is $0 (must be $0 including any penalties or liquidated damages that are added to the Note balance) and all Conversion Shares are sold. It is estimated that Holder will need to liquidate $1,900,000 or more prior to any additional cash payments.

9. Right of First Refusal. JMJ Financial will have the right of first refusal for any additional financings the Company considers.

Agreed, this 8th of February, 2011. Cord Blood America, Inc.

Cord Blood America, Inc.

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